ANALYSTS INTERNATIONAL®


Excellence. Integrity. Innovation.

Annual Report 2001

About the Company

Headquartered in Minneapolis, we are a diversified IT services company. In business for more than 35 years, we have sales and customer support offices throughout the United States and Canada.

Our lines of business include the Sequoia Services Group, which provides business solutions and network infrastructure services; our Managed Services Group, which provides a comprehensive range of outsourced business functions; and our IT Supplemental Resources, which provides high demand resources for supporting a client's IT staffing needs.

In 2001 ComputerWorld listed us as one of the best 100 places for IT professionals to work and Microsoft Corporation named us its worldwide winner of the top IT Infrastructure Solution.

For more information, visit our Web site at http://www.analysts.com

Financial Highlights

(Dollars in thousands, except for per share amounts)	Year Ended December 31, 2001	2000 (unaudited)
Professional services revenues:		
Provided directly	$411,387	$430,213
Provided through subsuppliers	140,340	128,944
Total revenues	551,727	559,157
Loss before income taxes and minority interest	(2,764)	(4,394)
Net loss	(2,980)	(2,624)
Per share of common stock:		
Net loss (diluted)	(.12)	(.12)
Shareholders equity	3.76	3.93
Dividends declared	.10	.40
Average common and common equivalent shares outstanding	24,196	22,612
Number of personnel	3,800	4,750
Current ratio	1.18	1.78
Working capital	$ 16,622	$ 47,848

Recent Announcements

On February 26, 2002 it was announced that Frederick W. Lang, Founder, Chief Executive Officer and Chairman of the Board of Directors of Analysts International, would retire as the Company's CEO effective April 30, 2002. That same day, the Company announced that Michael J. LaVelle, President and Chief Operating Officer, would succeed Lang as Chief Executive Officer and that John D. Bamberger, Senior Vice President, Sales and Operations, had been elected Executive Vice President and Chief Operating Officer, effective May 1, 2002. Lang will continue as Chairman of the Board.

Fred Lang founded the Company in March of 1966, operating initially from a carriage house behind his home in Minnetonka Beach, Minnesota. From the beginning, Fred Lang has focused Analysts International on the fundamental values of excellence, integrity and innovation. These values have fueled the Company's continuous growth and will be maintained. These values are also the theme of this, our 2001 Annual Report to Shareholders.

Analysts International faced a challenging and difficult business environment in 2001, as did all of the major players in our industry. It was a year that saw a significant reduction in the IT budgets of many of our clients and a year that saw the national tragedy of September 11th. These and other factors contributed to as uncertain a market as we have ever experienced. Yet, despite the challenges and the difficulties, we were able to meet a number of our objectives for the year.

We managed the business to operational profitability in an environment when many in the industry did not. Revenue for the year totaled $552 million, down slightly from the $559 million reported for the twelve months ended December 31, 2000. Cash earnings for the year were $0.10 per diluted share, compared with $0.38 per diluted share for 2000. Cash earnings per share excludes the amortization of goodwill and other intangible assets, along with restructuring and other unusual charges. For the year ended December 31, 2001, the net loss was $3.0 million, or $(0.12) per diluted share, compared with a loss of $2.6 million, or $(0.12) per diluted share, in the prior year. The year's results include a fourth quarter $3.0 million after tax loss on investment. The loss on investment is a write-off of an equity investment in a private, Minneapolis-based software company specializing in the storage and transmission of high volume data. Although we believe the technology remains viable and the company has active customers, the loss of a significant contract makes future prospects uncertain; we have no other such investments. For a more in-depth discussion of the year's financial results, we direct you to the "Management's Discussion and Analysis" section of this annual report.

With a strong focus on the future of IT, we became a stronger, leaner and more versatile company over the past year. We have built on the strengths of our 35 years of experience, our solid customer relationships and our superior technical resources, especially our knowledgeable staff of IT professionals and engineers. In the report that follows we are pleased to be able to provide you a summary of the scope of our service offerings and four recent case studies that highlight our expertise and our commitment to customer satisfaction.

During the year, we shifted our business mix to provide a more diversified yet balanced set of services in high-growth markets, developed a centralized, customer-focused sales organization and created a lean operating model to weather the economic downturn.

Although there was an across-the-board drop in demand for IT services, we maintained our client base, providing services to almost half of the *Fortune* 100, and won several new accounts over the past year. We forged new customer relationships in the areas of Solutions and Infrastructure services, hosting services, Web development, telecommunications and network engineering.



Frederick W. Lang
Chairman of the Board and Chief Executive Officer



Michael J. LaVelle
President and Chief Operating Officer

We believe the future of Analysts International is bright. According to industry analyst firm I.D.C., U.S. spending for Internet-related services is forecast to grow from $11.2 billion in 2000 to $30.9 billion in 2005, and spending in the area of network security services is expected to grow from $5.1 billion in 2000 to $14.2 billion in 2005. The Gartner Group, another key analyst firm, forecasts that the overall IT services market will reach $603 billion in 2002, growing at a rate of 8.9 percent. In listening to our customers, we learned that we are well positioned to provide the kinds of IT services that businesses need going forward, helping them leverage their current IT investments as well as implementing additional technologies that will take them, and us, forward toward a profitable future.

Looking ahead in 2002, most analysts expect to see the market stabilize in the first half of the year and improve in the second half. While revenues for 2002 will be less than 2001, as the economy recovers, we expect to see an improvement in operating profitability for the year and a return to net profitability in the second half of the year.

In closing, we would like to note that Analysts International was again recognized in a number of significant ways in 2001. *IT Services Business Report* ranked us 13th among the top revenue producing IT services firms in the United States, *ComputerWorld* listed us among the 100 best information technology companies to work for, and Microsoft Corporation named us as the recipient of its Worldwide Infrastructure Solution of the Year Award. This recognition is due in large part to the dedication of our employees and management to the fundamental values of excellence, integrity and innovation. On their behalf and on behalf of our directors, we would like to thank you, our customers and shareholders, for your ongoing interest and support.

Sincerely,

Frederick W. Lang
Chairman of the Board and Chief Executive Officer

Michael J. LaVelle
President and Chief Operating Officer

In business for more than 35 years, Analysts International is a diversified information technology services firm that has established a loyal following of more than 1,000 corporate and government clients ranging from Fortune 50 global companies to mid-tier industry leaders in a variety of industries. We are a leader in the network infrastructure marketplace, a strong player in e-solutions, and a pioneer in full-service technology staffing. Our roots in the IT community are deep and far reaching, and our expertise is sought after by the best companies.

As an organization, we are being challenged every day to deliver on the promise of Information Technology. IT will continue to play a critical role in promoting efficiency, communication and organization in companies now and well into the future. Through the services and expertise we offer, Analysts International provides the skills and the innovation that organizations need to meet their business challenges.

We create dynamic and solid solutions for our clients by determining and using the most efficient technologies, development tools and software available. We do it with expertise that comes with a deep competence in the technology and tools, and a wide strategic perspective that comes with a proven record of performance. Over the years, we have received numerous industry awards and recognition for our accomplishments.

Our nationwide network of 35 offices and customer service sites allows us to combine resources and services for any size project or supplemental requirement. This means that clients have a single point of contact across our full range of services. Our service offerings include the Sequioa Services Group, focused primarily on Business Solutions Services such as Enterprise Solutions and Network Infrastructure Services; Managed Services, which provides a comprehensive range of outsourced business and IT functions; and IT Supplemental Resources, which provides high-demand technical and consulting resources for ongoing support of a client's IT staffing needs. Our services also include support for the essential legacy systems on which many companies continue to rely.

IT Supplemental Resources

Analysts fosters an environment where talented and experienced programmers, analysts and engineers, who have earned the respect of clients and industry-leading organizations, can excel at developing and maintaining custom programs for our clients' essential business systems. We have built a nationwide network of 3,200 quality-driven business and technology consultants, skilled in the high-demand technologies that



International Truck and Engine Corporation

The trend for many Fortune 1000 companies is to migrate IT staffing and contract professional needs to managed services programs. International Truck and Engine Corporation, Chicago, IL, quickly understood how a single point of contact could enhance the flexibility, efficiency and effectiveness of their IT staffing and contract professional resource relationships. So, when International Truck decided to move to a managed services relationship, they first consulted with and then chose Analysts International, with whom they had enjoyed a 15-year relationship as a valued and trusted provider of staffing resources.

"The 'one-stop-shop' capability for the procurement of IT resources across our broad range of skill needs is of great benefit to International Truck and Engine Corporation. With their proven experience and expertise, Analysts International has delivered, allowing us to drive significant efficiencies into our processes," stated Jim Guziak, Director of International's I.T. Project Office.

enable businesses to leverage their IT investments. Our staff's skills range from information architects and systems analysts to Java programmers and Web developers.

Infrastructure Services

Enterprise Networking

When businesses look to acquire and make investments in technology, they want the most efficient equipment, skilled personnel to install and maintain it, and the best possible pricing—all done as fast as possible. At Analysts, we provide strategic, leading-edge Enterprise Networking solutions that range from developing and installing network infrastructures and product procurement to hosting and field engineering. We are consistently up to speed on the latest technology, and we maintain close relationships with major vendors and distributors.

Security Services

Our Security Services specialists provide companies with security consulting services intended to keep an organization running smoothly in the midst of quick-moving viruses and hackers. We examine an organization's security needs and offer a wide range of services to help address those needs.

Field Engineering

Field Engineering is a company's "right arm," there to assist with reliable operation and availability of its computing and network infrastructure. Our experienced, highly trained engineers have the know-how to support virtually any mix of hardware and software technologies. We provide comprehensive, on-site support, maintenance and repair for multivendor, distributed computing platforms for high-traffic ASPs or global corporate networks. Our service plans range from total outsourcing of maintenance functions at widespread sites to blended coverage based on device type within an existing network, to complete maintenance coverage for multivendor networks with thousands of clients.

Product Procurement

Our Product Procurement specialists offer strong product knowledge and close vendor and distributor relationships to help clients maximize hardware investments. Our relationships with companies like Dell, Compaq, HP, Microsoft, Novell, Citrix and Cisco Systems provide leverage for acquiring the most suitable technology to support a business' requirements, at competitive prices and within short cycle times. As a single point of control over the process, our Product Procurement


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Microsoft Corporation

Analysts International partner relationships offer clients important benefits they could not find with less experienced or less knowledgeable firms. In 2001, Analysts International was presented with the Worldwide Infrastructure Solution of the Year Award from Microsoft Corporation. Selected from nearly 800 entries, the award-winning project resulted from Microsoft's review of how effectively Analysts International responded to the specific needs of the client and then met those needs.

The project involved migrating a large international client from an inefficient and impractical e-mail system to a Microsoft platform. Client needs demanded that the implementation be completed in less than eight weeks. Analysts International's Sequoia Services Group team completed the solution and met the deadline.

"The award is a testament to the value that Analysts International brings to customers in the infrastructure solutions space," stated [illegible] Rogoff, Vice President of Microsoft Corporation's Worldwide Partner Group.

specialists provide the value-added control and flexibility needed for rapidly deploying IT hardware, software, infrastructure and custom solutions.

Voice and Data Cabling

Cabling is essential to the reliability and long-term viability of IT networks and avoiding costly down time. Our Voice and Data Cabling practice designs, installs and supports voice, data and video cabling solutions. Our capabilities include cable certification, category 6/5e, fiber optics, cable removal and directional boring.

Call Center

Our Call Center service is staffed with trained hardware and software engineers experienced in supporting desktop and network systems. They are available around the clock to solve technical problems quickly and effectively.

Hosting

We provide the infrastructure, including systems, services and skilled people, to deliver the 24-hour, 7-days-a-week availability required by Application Service Providers (ASPs) for high-speed data transfer, quick download times and smooth operation.

Business Solutions Services

Enterprise Solutions

We provide a full range of enterprise solutions and consulting services in IT architecture, and Web design and development that enables clients to increase efficiency and maximize their return on investment. We have proven capabilities in eBusiness, Internet development, business intelligence and custom applications using a disciplined process that includes definition, analysis, design, programming, testing, implementation and project management.

Application Integration

We are a leading integrator of enterprise-level software solutions that cover all areas of business from financial reporting, human resources, marketing, manufacturing and supply chain management. Working in close partnership with leading software companies, we provide the talent and resources for fine tuning application packages through customization, modifications and client-specific interfaces. Taking customization one step further, our consultants are able to link these previously isolated applications in complementary ways that provide organizations with a true, seamless enterprise solution.



Children's Cancer Research Fund Web Site

For over 20 years, Children's Cancer Research Fund has been fighting one of the most important battles there is … saving children from cancer. In 2000, the organization sought to expand the horizons of its Internet presence. The experienced Enterprise Solutions practice of Analysts International undertook the project.

The group recommended that the charity see the Internet as broadly and as strategically as possible, as a means to disseminate information, recruit volunteers and generate funds. Today the charity has a state-of-the-art Web site that meets its near, intermediate and long-term strategic objectives.

"We are most impressed with the expertise and commitment of Analysts International," said Kay Christianson, executive director for the Children's Cancer Research Fund. "They helped us develop an effective Web strategy, implemented in a timely manner, that helped us raise more than $100,000 in online donations during our most recent fundraising event. Working with Analysts has put us ahead of the game in utilizing the Internet as an outreach tool."

The Children's Cancer Research Fund Web site is located at www.childrenscancer.org.



Mobile & Wireless Solutions

Our Mobile & Wireless practice helps clients streamline processes, increase productivity and deliver mission-critical information. In conjunction with leading technology and enterprise partners, Analysts is driving the mobility revolution.

The practice merges our in-depth knowledge of numerous vertical markets and our 35 years of IT consulting experience with cutting-edge mobile and wireless technology. While maintaining a technology, platform, and vendor neutral approach, client satisfaction is the practice's top priority.

Criminal Justice Information Systems

The need to know is at the heart of effective law enforcement, legal and criminal justice disciplines. These government agencies need access to accurate, time-sensitive information to be able to do their jobs effectively and promote public safety.

Analysts' Criminal Justice Information Systems (CJIS) group has the expertise and resources to implement IT and eGovernment initiatives that take these organizations to the next level. Combining our experience in leveraging existing systems with new technologies and security measures, we can help large and complex organizations design system architectures that facilitate information sharing and improve the flow of communication.

Managed Services

Whether interfacing with the IT department, human resources or procurement, the Managed Services Group at Analysts International is a highly flexible service that can be tailored to fit an organization's needs. Businesses face many challenges regarding the acquisition and management of contract professionals. We offer a centralized, national recruiting network and integrated approach for managing the key processes associated with selecting and retaining valuable contract professionals. Through our Managed Services Group, we provide a means for companies to quickly establish a single point of contact for staff augmentation, performance tracking, cost control and improved reporting.

State of Nebraska

Three years ago when the State of Nebraska decided to move to information architectures to support local and state law enforcement efforts, it turned to Analysts International for the solution. What the State received was a Web-based, highly secure computer network that linked a multitude of criminal justice agencies across the state.

The State chose Analysts International to develop the system because its experience in data consolidation and data reporting provided a solid foundation for transitioning legacy systems and implementing an effective solution for the client.

"This project required the integration of the latest Internet and software development technologies with our disparate systems and data. Analysts International delivered a great solution for our varied criminal justice constituencies and the citizens of the State of Nebraska," commented Michael Overton, Nebraska Crime Commission.


STATE TROOPER

Results of Operations and Financial Condition

As a means of better explaining our operations and results, the following table illustrates the relationship between revenue and expense categories for the twelve months ended December 31, 2001 and 2000, the six months ended December 31, 2000, and the years ended June 30, 2000, and 1999.

	Percent of Total Revenues				
	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,	
	2001	2000 (unaudited)	2000	2000	1999
Professional services revenues:					
Provided directly	74.6%	76.9%	78.6%	75.2%	77.5%
Provided through subsuppliers	25.4	23.1	21.4	24.8	22.5
Total revenues	100.0	100.0	100.0	100.0	100.0
Salaries, contracted services and direct charges	83.0	81.6	81.6	81.0	78.5
Selling, administrative and other operating costs	15.9	17.2	18.5	16.0	15.6
Amortization of goodwill and other intangible assets	.6	.4	.5	.2	.1
Restructuring charges	—	1.2	2.4	—	—
Non-operating income and interest expense, net	.5	.4	.5	—	(.2)
Loss on Investment	.5	—	—	—	—
(Loss) income before income taxes and minority interest	(.5)	(.8)	(3.5)	2.8	6.0
Income taxes (benefit) and minority interest	.0	(.3)	(1.3)	1.0	2.3
Net (loss) income	(.5)%	(.5)%	(2.2)	1.8%	3.7%

We changed our fiscal year end to December 31 from June 30, effective December 31, 2000. References to fiscal 2000 and 1999 relate to the years ended June 30, 2000 and 1999.

Results of Operations, Year Ended December 31, 2001 vs. Year Ended December 31, 2000

Total revenues for the year ended December 31, 2001 were $551.7 million, a decrease of $7.5 million, or 1.3%, from the year ended December 31, 2000. Revenues provided directly for the twelve months ended December 31, 2001 were $411.4 million, a decrease of $18.8 million, or 4.4%, from the same period of 2000. Had the Sequoia acquisition taken place on January 1, 2000, revenue provided directly for the year ended December 31, 2000 would have been $17.6 million higher, resulting in an 8.1% decrease in 2001. Nearly all of this decrease in revenue is the result of a 15.0% decrease in billable hours, which is the result of increased competition in the area of supplemental staffing, an industry-wide slowdown and the general state of the economy. The decrease in billable hours was partially offset by an increase in hourly rates charged in our supplemental staffing business. While we have been able to increase rates somewhat over the prior year, there can be no assurance we will be able to continue this as competitive conditions in the industry make it difficult to continually increase the hourly rates we charge for services. Revenues provided through subsupplier billings, primarily with Qwest and IBM, increased $11.4 million, or 8.8%, in the twelve months ended December 31, 2001 as compared to the twelve months ended December 31, 2000. This increase in subsupplier revenues resulted from increases in billable hours of service rendered to these clients, and the addition of new clients under our Managed Services offering. Our subsupplier revenue is mainly pass-through revenue with associated fees providing minimal profit.

Personnel totaled 3,800 at December 31, 2001, compared to 4,750 at December 31, 2000. Of the December 31, 2001 total, 3,200 were technical consultants. Much of the overall decrease from 2000 to 2001 consisted of billable technical consultants; however, our administrative and management personnel decreased by 200 as a result of our reorganization and restructuring efforts.

Salaries, contracted services and direct charges, which represent primarily our direct labor costs, were 83.0% of revenue in the twelve months ended December 31, 2001 compared to 81.6% of revenues in the same period of 2000. The increase in this expense category as a percentage of revenue is mainly a consequence of normal increases in direct labor rates and reduced hourly rates on some client contracts. Excluding both revenue and labor costs associated with subsupplier contracts, this category of expense was 77.1% of revenue in the twelve month period of 2001, and 76.1% in the comparable period of 2000. Salaries, contracted services and direct charges for the period ended

December 31, 2001 included approximately $1.8 million of increased benefit costs. Salaries, contracted services and direct charges for the period ended December 31, 2000 included approximately $3.0 million of unusual costs. These unusual costs consisted of compensation for terminations deemed not to be a part of the restructuring plan and costs of the change in our fiscal year. Without these unusual costs, salaries, contractual services and other direct charges would have been 75.4% of revenue in 2000 and 76.7% in 2001. Our efforts to control these costs involve controlling labor costs, passing on labor cost increases through increased billing rates where possible, and maintaining productivity levels of billable technical consultants. Even though we have taken steps to control this category of expense, there can be no assurance we will be able to return to historical gross margin levels due to intense competition in the industry, which makes it difficult to sustain such gross margin levels.

Selling, administrative and other operating (SG&A) costs include commissions paid to sales representatives and recruiters, location and administrative costs. As a percentage of revenue, SG&A was 15.9% in the twelve months ended December 31, 2001 and 17.2% in the same period of 2000. Excluding the subsupplier revenue associated with our subsupplier contracts, this percentage would have been 21.4% for 2001, and 22.4% for 2000. The overall decrease in this category of costs resulted directly from our efforts to reduce costs through reorganization and through reduced labor costs for non-technical personnel, primarily by reducing personnel through our restructuring efforts. The decrease in SG&A is offset by the fact that SG&A costs during the year ended December 31, 2000 included $4.9 million of unusual bad debt costs and consulting and travel costs associated with our restructuring initiatives.

Amortization of goodwill and intangible assets increased to $3.2 million in the twelve months ended December 31, 2001 compared to $2.1 million for the same period in 2000. This increase is a result of the purchase of Sequoia and the amortization of the associated intangible assets for a full year in 2001 versus eight months in 2000.

We recorded a restructuring expense of $7.0 million in 2000, but had no such expense during the current period. During 2001, we paid $2.2 million of severance costs and $1.5 million associated with office closures and consolidations resulting from the restructuring. At December 31, 2001, the remaining accrual for office closures and consolidations was $2.6 million.

Non-operating income, consisting primarily of interest income, declined to $247,000 during the twelve months ended December 31, 2001 down from $391,000 during the same period of 2000. Interest expense increased to $2.9 million from $2.4 million during the December 31, 2001 period. These changes are the result of lower cash reserves and higher debt levels during the current period, primarily as a result of the use of cash to purchase Sequoia on April 25, 2000.

We recorded a $3.0 million loss during 2001 related to a 1999 equity investment in a privately held Minneapolis-based software company specializing in the storage and transmission of high volume data. Although we believe the technology deployed by this company remains viable and the company has active customers, future prospects of the company are uncertain. We have no other such investments.

We recorded an income tax expense of $216,000 during the twelve months ended December 31, 2001 in spite of the $2.8 million pre-tax loss, primarily due to the effect of items deducted to arrive at book income that are not deductible for tax purposes. This figure includes the loss of the investment of $3.0 million which represents a capital loss for tax purposes. We do not expect to generate capital gains to enable us to utilize this capital loss during the carry-forward period. The effective tax benefit rate in the comparable period of 2000 was 38%.

As a result of the factors discussed above, we reported a net loss in the current twelve month period of $3.0 million compared with net loss of $2.6 million for the same period of 2000.

Inflation has not had a major impact on our operations because revenues are derived primarily from services billed at hourly rates, which are generally subject to renegotiation on a periodic basis.

Results of Operations, Six Months Ended December 31, 2000 vs. Six Months Ended December 31, 1999

Revenue provided directly for the six months ended December 31, 2000 were $227 million, an increase of 4.6% from levels for the same period of 1999. Excluding approximately $32.0 million of revenue generated by the acquisition of Sequoia during the period ended December 31, 2000, revenue provided directly declined by 10.1% period to period. Nearly all of this decrease is the result of a 10.2% decrease in billable hours due to an industry-wide slowdown. The decrease in billable hours was partially offset by an increase in hourly rates charged in the Company's supplemental staffing business. Revenue provided through subsupplier billings, primarily with Qwest and IBM, decreased 13.5% in the six months ended December 31, 2000 as compared to the six months ended December 31, 1999. This decrease in subsupplier revenue resulted from an overall decrease in billable hours of service rendered to these clients.

Personnel totaled 4,750 at December 31, 2000, including 580 employees associated with the Sequoia acquisition, compared to 4,700 at December 31, 1999. Excluding the Sequoia employees, the number of personnel had fallen 530, or 11.3%, to 4,170 at December 31, 2000. Much of the decrease from 1999 to 2000 consisted of billable technical consultants; however, our administrative and management personnel decreased by 100 as part of our reorganization and restructuring efforts.

Salaries, contracted services and direct charges, which represent primarily our direct labor costs, were 81.6% of revenues in the six months ended December 31, 2000 compared to 80.3% of revenues in the same period of 1999. The increase in this expense category as a percentage of revenue was mainly a consequence of: (i) normal increases in direct labor rates; (ii) unusually high idle time for technical personnel during the month of December 2000 caused by inclement weather conditions in certain key markets; and (iii) approximately $3.0 million of compensation-related payments for terminations deemed not to be a part of the restructuring plan and costs of the change in our fiscal year. Excluding both revenue and labor costs associated with subsupplier contracts, this category of expense was 76.6% of revenues in the six month period of 2000 and 73.9% in the comparable period of 1999.

Selling, administrative and other operating costs include commissions paid to sales representatives and recruiters, employee fringe benefits and location costs. These costs, as a percentage of revenue, were 18.5% in the six months ended December 31, 2000, and 16.2% in the same period of 1999. Excluding the sub-supplier revenues associated with the contracts referred to above, this percentage would have been 23.5% for 2000, and 21.5% for 1999. The increase in this expense category as a percentage of revenue is primarily a result of a provision for bad debts, which exceeded historical levels by approximately $3.1 million, and consulting and travel costs associated with the restructuring, which totaled approximately $1.8 million. The increase in bad debt is largely due to the write-off of several large balances due from dot-com companies.

Amortization of goodwill and intangible assets increased to $1.4 million in the six months ended December 31, 2000 compared to $331,000 for the same period in 1999. This increase is a result of the purchase of Sequoia on April 25, 2000, and the amortization of the associated intangible assets.

In December 2000, we recorded a restructuring charge of $7.0 million. Of this charge, $2.6 million related to workforce reductions of approximately 120 employees (primarily non-billable staff). In addition, we consolidated our six regions to four and our 45 branch and field locations to 15 district sales offices. While we maintain a presence in most of the 30 locations which were not converted to district sales offices, the need for office space in these locations has declined. As a result, we established a reserve of $4.4 million to cover lease termination and abandonment costs (net of sublease income), including an amount for assets to be disposed of in this consolidation.

Non-operating income, consisting primarily of interest income, declined to $68,000 during the six months ended December 31, 2000 from $1.1 million during the same period of 1999. Interest expense increased to $1.5 million from $702,000 during the same periods. These changes are the result of lower cash reserves and higher debt levels during the six-month period ending December 31, 2000, primarily as a result of the use of cash to purchase Sequoia on April 25, 2000.

An income tax benefit of $3.9 million during the six months ended December 31, 2000 is reflective of a 39% effective tax benefit rate which is the same effective tax rate as in the comparable period of 1999. These net operating losses were carried back to obtain refunds.

As a result of the factors discussed above, the Company incurred a net loss in the six month period ended December 31, 2000 of $6.3 million compared with net income of $6.1 million for the same period of 1999.

Results of Operations, Year Ended June 30, 2000 vs. Year Ended June 30, 1999

Revenue provided directly for the year ended June 30, 2000 were $420 million, a decrease of 12.6% from 1999 levels. Nearly all of these decreases were the result of a 17.2% decrease in core billable hours, which was a result of an industry-wide slowdown. The decrease in billable hours was partially offset by $9.4 million of revenue associated with the acquisition of Sequoia NET.com on April 25, 2000 and a 3.2% increase in hourly rates charged in our core business. Revenue provided through subsupplier billings, primarily with Qwest and IBM, decreased .6 % in fiscal 2000 from 1999. These decreases in subsupplier revenue resulted from an overall decrease in billable hours of service rendered to these clients.

Personnel totaled 4,800 at June 30, 2000, including 575 employees associated with the Sequoia acquisition, compared to 4,900 at June 30, 1999. Excluding the Sequoia employees, personnel levels had fallen 675 or 13.8% to 4,225 at June 30, 2000. Substantially all of the decrease from 1999 to 2000 consisted of billable technical consultants.

Salaries, contracted services and direct charges, which represent primarily the Company's direct labor costs, were 81.0% of revenue in fiscal 2000 compared to 78.5% of revenue in fiscal 1999. The increase in this expense category as a percentage of revenue was mainly a consequence of: (i) normal increases in direct labor rates; and (ii) unusually high idle time as the Company elected to retain higher than needed consultant levels during the second half of the year, in anticipation of an earlier recovery from the industry-wide slowdown. Excluding both revenue and labor costs associated with subsupplier contracts, this category of expense was 74.7% of revenue in fiscal 2000, and 72.3% in fiscal 1999.

Selling, administrative and other operating costs include commissions paid to sales representatives and recruiters, employee fringe benefits and location costs. These costs, as a percentage of revenue, were 16.0% in fiscal 2000, and 15.6% in 1999. Excluding the revenue associated with the subsupplier contracts referenced above, this percentage would have been 21.3% for fiscal 2000, and 20.2% for fiscal 1999. The increase in these expense categories as a percentage of revenue was a consequence of revenue declining more rapidly during fiscal 2000 than these expense categories.

Income taxes decreased from $14.5 million in fiscal 1999 to $5.7 million in fiscal 2000. The effective rate of income taxes decreased from 39% of pre-tax income in 1999 to 36.4% in 2000 primarily due to the reversal of taxes provided for in previous years.

Net income in fiscal 2000 decreased 56.9% from fiscal 1999. As a percentage of total revenue, net income was 1.8% in fiscal 2000 as compared to 3.7% in fiscal 1999. The Company's net income as a percentage of revenue for services provided directly was 2.3% and 4.7% for fiscal years 2000 and 1999, respectively.

Liquidity and Capital Resources

Working capital at December 31, 2001 was $16.6 million, down 65.3% from $47.8 million at December 31, 2000, which was down 14.3% from $55.8 million at June 30, 2000. The current year decrease in working capital is primarily the result of the reclassification of all of our debt from a long-term liability to a current liability. During the fourth quarter of 2001, we began pursuing options for refinancing of our debt since on a number of occasions during 2001 we failed to meet operating covenant requirements and sought and received amendments to the agreements. We did not complete this refinancing by the end of the year. As a result, we did not meet operating and other requirements of our credit line and Note Purchase Agreement. Therefore, effective December 28, 2001, reflective of our continuing desire to restructure our debt, we amended our bank line of credit and our Note Purchase Agreement to move the maturities on these instruments to June 30, 2002, and to eliminate all but two operating covenants. Subsequent to December 31, 2001, we have obtained a commitment to refinance this debt and we expect to close this transaction during the first half of 2002. See further discussion below regarding this $55.0 million commitment. Current assets include cash and cash equivalents of $18.2 million at December 31, 2001 compared to $2.2 million at December 31, 2000 and $2.0 million at June 30, 2000 and accounts receivable of $83.3 million at December 31, 2001, compared to $98.5 million at December 31, 2000 and $98.4 million at June 30, 2000. Absent the effect of debt classifications, the ratios of current assets to current liabilities and total assets to total liabilities have increased since December 31, 2000.

Our primary need for working capital is to support accounts receivable resulting from our business and to fund the time lag between payroll disbursement and receipt of fees billed to clients. Over the past three years, we have been able to support changes in our business, except for the acquisition of Sequoia and the purchase of the headquarters building, with internally generated funds. More recently, as revenues and payroll have declined, our need for working capital to support accounts receivable has also declined, resulting in larger cash reserves. When our revenues and payroll begin to grow again, we would expect our need for working capital to once again increase.

In January of 2000, we obtained a $25.0 million bank line of credit. This line of credit was increased to $30.0 million in December 2000. On April 25, 2000, the Company drew down $13.0 million on the line of credit and utilized $30.5 million of its cash balances to complete the acquisition of SequoiaNET.com, Inc. Following the December 2001 amendment, which reduced the line of credit back down to $25.0 million, there was $4.0 million available to be drawn on the line of credit at December 31, 2001. The line of credit bears interest at 9%.

On December 30, 1998, we entered into a Note Purchase Agreement whereby we sold $20.0 million of 7% Senior Notes. These notes bear interest at 9%, require a $1.5 million principal payment on March 29, 2002 and mature on June 30, 2002.

Following the December 28, 2001 amendments, the credit line and Note Purchase Agreement contain provisions requiring us to maintain minimum monthly earnings before interest, income taxes, depreciation and amortization (EBITDA), and trailing three-month "Net Cash Flow," defined as EBITDA less cash paid for taxes, capital expenditures, restructuring charges, interest expense, and principal paid on Senior Notes. The credit line and Note Purchase Agreement restrict payment of dividends on common stock. We believe the provisions imposed by these amendments are achievable based on our expected operating results during the first half of 2002.

Subsequent to our December 2001 amendments, we have obtained a commitment from a major financial institution to extend us a $55.0 million line of credit secured by the assets of the Company. The commitment carries a three-year term with interest to be charged at either the London InterBank Offered Rate (LIBOR) plus 3.0% or the Prime Rate plus 0.75%.

Upon refinancing of our existing debt, we expect to record a pre-tax loss on the early extinguishment of debt of approximately $1.0 million. This is primarily related to make-whole payments associated with the 1998 Note Purchase Agreement and the write-off of costs associated with the previous financings which were being amortized over the original terms of those agreements.

In addition to this $55.0 million line of credit, to increase availability of working capital for future growth, we are currently evaluating options with respect to our corporate headquarters building. Possible options include a sale and partial lease-back of the facility or obtaining a long-term mortgage on the facility. The sale of the building, should we decide to sell it in the current real estate market, would likely result in a loss of $1.5 to $2.5 million.

During the twelve months ended December 31, 2001, we made capital expenditures totaling $4.9 million compared to $2.1 million in the six month period ended December 31, 2000, and $3.4 million in fiscal year 2000. These capital expenditures were funded through a combination of unsecured debt and cash reserves. Fiscal 2002 capital spending is expected to approximate $3.0 million.

In October 2001, the Board of Directors voted to suspend the quarterly dividend to retain capital. The amount of future quarterly dividends, if any, will be based on results of operations, available cash, obligations in our financing agreements and anticipated cash requirements of the business.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) Nos. 141, "Business Combinations" and 142, "Goodwill and Other Intangible Assets." SFAS No. 141 was effective for all business combinations initiated after June 30, 2001, and has had no impact on our financial statements. SFAS No. 142 addresses how intangible assets should be accounted for, and is effective for our fiscal year beginning January 1, 2002. We expect to adopt SFAS No. 142 during the first quarter of fiscal year 2002. Amortization recorded during the years ended December 31, 2001 and 2000 was $3.2 million and $2.1 million, respectively. Upon adoption of SFAS No. 142, this amortization is expected to decline significantly. As of December 31, 2001 and 2000, we had net goodwill and other intangible assets of approximately $45.7 million and $49.3 million, respectively. Based on a review of the standard and preliminary impairment assessment, management believes we will record a goodwill impairment charge upon adoption, and the amount of such charge is likely to be significant in relation to our unamortized goodwill balance. Such impairment charge will be recorded as a cumulative effect of a change in accounting principle and therefore will not impact operating income.

During the period ended December 31, 2000, we adopted Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements." The impact of the adoption of this bulletin was not material.

On July 1, 2000, we adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." Management has reviewed the requirements of SFAS No. 133 and has determined that they have no free-standing or embedded derivatives. All agreements that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. Our policy is not to use free-standing derivatives and not to enter into contracts with terms that cannot be designated as normal purchases or sales.

On April 25, 2000, we purchased an 80.1% interest in SequoiaNET.com, Inc. for $43.5 million. Effective December 29, 2000, we acquired the remaining 19.9% of SequoiaNET.com in exchange for common shares valued at $6.1 million and notes payable totaling $3.3 million. SequoiaNET.com, which provided network installation and support services and other eBusiness services, has been effectively merged and now makes up a significant portion of our Infrastructure and Business Solutions practices of our Sequoia Services Group. SequoiaNET.com reported $57.7 million in revenues with pre-tax profits of $3.8 million for the year ended December 31, 1999.

During the third quarter of the fiscal year ending June 30, 2000, we invested $3.0 million in an alliance partner, a software company specializing in the storage and transmission of high volume data. Due to the uncertain future prospects of this company, this investment was written off in 2001. See discussion under Results of Operations and Financial Condition.

We believe funds generated from our business, current cash balances and credit available under the new credit facility will be adequate to meet demands placed upon our resources by our operations and capital investments.

Market Conditions, Business Outlook and Risks to Our Business

Forward Looking Statements

The statements contained in the letter from the CEO and the President and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are not strictly historical fact, including without limitation, our statements relating to the continued need of current and prospective customers for our services and our ability to win that business, the effects of competition and our ability to respond to competitive conditions, the availability of qualified professional staff, our ability to increase billing rates as labor costs increase, our ability to maintain gross margin levels and control operating cost increases, our belief that we will have the ability to secure favorable terms for the refinancing of our debt and our ability to achieve and maintain profitability are forward looking statements made under the safe harbor provision of the Private Securities Litigation Reform Act. Words such as "believes," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward looking statements. Such statements are based on management's current expectations as of the date of this document but involve risks, uncertainties and other factors which could cause actual results to differ materially from those contemplated by such forward looking statements. Investors are cautioned to consider these forward looking statements in light of important factors which may result in variations from results contemplated by such forward looking statements including, but not limited to, the risk factors discussed below.

For the past two years, several competitive conditions have affected our industry. The number of large competitors, the industry-wide slowdown and the general state of the economy have created pricing pressures in the technical staff augmentation sector of the computer consulting industry. Staff augmentation continues to represent almost half of total revenue (revenue from services provided directly to client (direct revenue) plus revenue from services provided to our clients by subsuppliers (subsupplier revenue)) and well over half of our direct revenue. While we expect the industry slowdown to begin to reverse in 2002, there can be no assurance as to when, or if, revenue will return to previous levels. Our ability to respond to these conditions will bear directly on our performance.

Increased competition in the area of technical staff augmentation has created pressure on billable hourly rates, and clients have begun to request increasingly lower cost models for staff augmentation services. As a result, while we were able to increase billing rates slightly over the prior year, there can be no assurance we will be able to continue to do so or to return to historical gross margin levels. Management expects that clients will continue for the foreseeable future to request lower cost offerings for staff augmentation services through e-procurement systems, extremely competitive bidding processes, the granting of various types of discounts and the use of off-shore resources. We are considering various low-cost alternatives, including relationships with e-procurement software vendors and off-shore service providers, in response to these developments in the industry, and we have implemented new software and internet capabilities in our recruiting function. Our ability to respond to customer requests for lower pricing or to provide other low cost solutions in this area of our business will have a direct effect on our performance. Management expects competitive conditions in the area of technical staff augmentation to continue for the foreseeable future, although it expects that demand for these services will increase as the general economy begins to recover.

Increased competition could affect our ability to obtain and retain client contracts. Our two top clients are IBM and Qwest. In 2001, these clients each represented 15% of our revenues. During the six-month transition period, these clients represented 14% and 13% of our revenue, respectively. During fiscal years ending June 30, 2000 and 1999, IBM represented 17% and 16% of revenue, respectively; and Qwest represented 22% and 23% of revenue, respectively. While we have reduced our dependence on each of these clients, loss of either of these client relationships or a significant portion thereof could have a material adverse effect on the Company.

Our ability to control labor costs, employee benefit costs and other costs also will affect our future performance. In an effort to contain our benefits costs, we implemented substantial changes to our benefits plans for fiscal year 2002. While we believe the changes we implemented will be effective, the actual results from these changes may vary due to factors we cannot control such as rising medical costs, the amount of medical services used by our employees and similar factors. We have streamlined our operations by consolidating offices, reducing administrative and management personnel and continue to review our company structure for more efficient methods of operating our business and delivering our services. We may not be able to continue to reduce costs without affecting our ability to deliver service to our clients and therefore may choose to forego particular cost reductions if we believe it would be prudent to do so for the future business of the Company.

As a result of the pricing and other competitive pressures affecting the technical staff augmentation area of our business, management has sought and plans to continue to seek new customers for our other service offerings, especially with small and medium size companies. Management plans to continue adding new customers or obtaining contracts with existing customers in the areas of software and web site development and maintenance (business solutions), network infrastructure services, computer security and criminal justice. While we believe these areas of our business present opportunities to grow our business, growth in these areas will depend on improvement in spending in the overall IT services market, our ability to compete with other vendors and how successful we are at obtaining new clients.

We believe the provisions imposed by the December 2001 amendments to our credit line and Note Purchase Agreement are achievable based on our expected operating results during the first half of 2002. We expect to complete our refinancing before the June 30, 2002 maturity date of our existing debt. However, if we were unable to complete this financing, it could have a material adverse impact on our ability to operate on a daily basis or to support growth in our business. If this were to occur, we may choose to enter into a sale and lease-back transaction or arrange for a long-term mortgage on our corporate headquarters building.

Our existing credit facilities bear interest at a fixed rate, minimizing our exposure to market risk. The new financing transaction, which is expected to close during the first half of 2002, will carry a variable interest rate, which will expose us to certain market risk. Market risk is the potential loss arising from the adverse changes in market rates and prices, such as interest rates. Market risk is estimated as the potential increase in fair value resulting from a hypothetical one percent increase in interest rates which, assuming an average outstanding debt balance of $30.0 million, would result in an annual interest expense increase of approximately $300,000.

Consolidated Balance Sheets

(Dollars in thousands, except for per share amounts)	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 18,204	$ 2,192
Accounts receivable, less allowance for doubtful accounts of $1,170 and $2,110, respectively	83,322	98,495
Prepaid expenses and other current assets	6,904	6,035
Income tax refund receivable	2,405	2,157
Total current assets	110,835	108,879
Property and equipment	28,406	28,752
Intangible assets, net of accumulated amortization of $6,606 and $3,364, respectively	45,656	49,335
Other assets	7,987	14,763
	$192,884	$201,729
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 37,778	$ 30,927
Dividend payable	—	1,452
Salaries and vacations	6,399	8,515
Self-insured health care reserves and other accounts	7,882	5,766
Payable to former Sequoia NET.com shareholders	—	3,323
Long-term debt, current portion	41,000	5,250
Restructuring accruals, current portion	1,154	5,798
Total current liabilities	94,213	61,031
Long-term debt	—	35,750
Restructuring accruals, non-current portion	1,500	750
Deferred compensation accrual, non-current portion	6,088	9,115
Commitments (Note I)		
Shareholders' equity:		
Common stock, par value $.10 a share; authorized 120,000,000 shares; issued and outstanding 24,196,622 and 24,195,077 shares, respectively	2,420	2,419
Additional capital	20,121	20,116
Accumulated other comprehensive loss	(106)	(48)
Retained earnings	68,648	72,596
Total shareholders' equity	91,083	95,083
	$192,884	$201,729

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Operations

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,	
(Dollars in thousands, except for per share amounts)	2001	2000 (unaudited)	2000	2000	1999
Professional services revenues:					
Provided directly	$ 411,387	$430,213	$226,706	$420,140	$480,790
Provided through subsuppliers	140,340	128,944	61,634	138,591	139,366
Total revenues	551,727	559,157	288,340	558,731	620,156
Expenses:					
Salaries, contracted services and direct charges	457,706	456,250	235,238	452,334	486,816
Selling, administrative and other operating costs	87,909	96,252	53,239	89,683	96,887
Amortization of goodwill and other intangible assets	3,212	2,064	1,370	1,025	415
Restructuring charges	—	7,000	7,000	—	—
Operating income (loss)	2,900	(2,409)	(8,507)	15,689	36,038
Non-operating income	247	391	68	1,452	1,408
Loss on investment	3,012	—	—	—	—
Interest expense	2,899	2,376	1,494	1,584	178
(Loss) income before income taxes and minority interest	(2,764)	(4,394)	(9,933)	15,557	37,268
Income tax expense (benefit)	216	(2,149)	(3,897)	5,656	14,535
Minority interest	—	379	266	113	—
Net (loss) income	$ (2,980)	$ (2,624)	$ (6,302)	$ 9,788	$ 22,733
Per common share:					
Net (loss) income (basic)	$ (.12)	$ (.12)	$ (.28)	$ .43	$ 1.01
Net (loss) income (diluted)	$ (.12)	$ (.12)	$ (.28)	$ .43	$ 1.00
Average common shares outstanding	24,196,000	22,612,000	22,624,000	22,583,000	22,524,000
Average common and common equivalent shares outstanding	24,196,000	22,612,000	22,624,000	22,624,000	22,732,000

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,	
(Dollars in thousands, except for per share amounts)	2001	2000 (unaudited)	2000	2000	1999
Cash flows from operating activities:					
Net (loss) income	$ (2,980)	$ (2,624)	$ (6,302)	$ 9,788	$ 22,733
Adjustments to reconcile net (loss) income to net cash provided by operating activities:					
Depreciation	5,124	5,227	2,753	4,892	3,844
Amortization of goodwill and other intangible assets	3,212	2,064	1,370	1,025	415
Loss (gain) on disposal of assets	96	121	(8)	(499)	19
Loss on investments	3,012	—	—	—	—
Decrease (increase) in deferred income tax benefit	2,405	(2,312)	(2,883)	510	(436)
Tax effect of stock transactions	—	45	—	45	543
Change in:					
Accounts receivable	15,173	(363)	357	13,508	(7,229)
Prepaid expenses	(2,251)	(1,054)	(647)	(111)	(590)
Other assets	2,775	420	118	149	(582)
Accounts payable	3,528	(1,327)	(419)	(1,079)	9,555
Salaries and vacations	(2,116)	285	(2,497)	(12,581)	7,558
Other accrued expenses	5,484	845	1,134	(276)	1,150
Income taxes	(248)	(4,675)	(1,278)	(4,581)	(551)
Restructuring accrual	(3,894)	6,604	6,604	—	—
Long-term liabilities	(3,027)	1,267	1,289	292	363
Net cash provided by (used in) operating activities	26,293	4,523	(409)	11,082	36,792
Cash flows from investing activities:					
Property and equipment additions	(4,910)	(3,381)	(2,090)	(3,413)	(23,182)
Investment purchases	—	(190)	—	(190)	—
Payments for acquisitions, net of cash acquired	(2,993)	(42,687)	—	(42,687)	(3,847)
Investment in alliance partners	—	(3,012)	—	(3,012)	—
Proceeds from property and equipment sales	36	116	95	1,575	35
Net cash used in investing activities	(7,867)	(49,154)	(1,995)	(47,727)	(26,994)
Cash flows from financing activities:					
Cash dividends	(2,420)	(9,048)	(4,521)	(9,037)	(8,560)
Proceeds from borrowings	52,895	138,013	87,919	50,094	20,000
Repayment of borrowings	(52,895)	(117,350)	(80,832)	(36,518)	—
Proceeds from exercise of stock options	6	127	—	266	764
Net cash (used in) provided by financing activities	(2,414)	11,742	2,566	4,805	12,204
Net increase (decrease) in cash and equivalents	16,012	(32,889)	162	(31,840)	22,002
Cash and equivalents at beginning of year	2,192	35,081	2,030	33,870	11,868
Cash and equivalents at end of year	$ 18,204	$ 2,192	$ 2,192	$ 2,030	$ 33,870
Supplemental cash flow information:					
Cash paid (refunded) during the year for:					
Income taxes	$ (1,846)	$ 2,945	$ 264	$ 7,109	$ 15,421
Interest	3,811	2,298	794	2,206	—
Non-cash investing and financing activities:					
Common stock issued to acquire 19.9% of SequoiaNET.com	—	6,069	6,069	—	—
Payable issued to acquire 19.9% of SequoiaNET.com	—	3,323	3,323	—	—

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Shareholders' Equity

(Dollars in thousands, except for per share amounts)	Common Stock	Additional Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
Balances at June 30, 1998	$2,244	$12,604		$68,146	$82,994
Common stock issued — 112,698 shares upon exercise of stock options	11	753			764
Income tax benefit from stock option plans		102			102
Other		441			441
Cash dividends ($.40 per share)				(9,020)	(9,020)
Net income				22,733	22,733
Balances at June 30, 1999	2,255	13,900		81,859	98,014
Common stock issued — 54,385 shares upon exercise of stock options	6	260			266
Income tax benefit from stock option plans		45			45
Cash dividends ($.40 per share)				(9,037)	(9,037)
Unrealized loss on available for sale securities			$ (23)		(23)
Net income				9,788	9,788
Comprehensive income					9,765
Balances at June 30, 2000	2,261	14,205	(23)	82,610	99,053
Shares issued for purchase of SequoiaNET.com	158	5,911			6,069
Cash dividends ($.16 per share)				(3,712)	(3,712)
Unrealized loss on available for sale securities			(25)		(25)
Net loss				(6,302)	(6,302)
Comprehensive loss					(6,327)
Balances at December 31, 2000	2,419	20,116	(48)	72,596	95,083
Common stock issued — 1,545 shares upon exercise of stock options	1	5			6
Cash dividends ($.04 per share)				(968)	(968)
Unrealized loss on available for sale securities			(58)		(58)
Net loss				(2,980)	(2,980)
Comprehensive loss					(3,038)
Balances at December 31, 2001	$2,420	$20,121	$(106)	$68,648	$91,093

The accompanying notes are an integral part of the financial statements.

A. Summary of Significant Accounting Policies

Description of business. Analysts International Corporation is a diversified IT services company. Services are provided through the Sequoia Services Group, which provides business solutions and network infrastructure services; the Managed Services Group, which provides a comprehensive range of outsourced business functions; and IT Supplemental Resources (also referred to as Technical Staff Augmentation), which provides high demand resources for supporting clients' IT staffing needs.

Basis of presentation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

As described in Note J, on April 25, 2000, the Company completed the acquisition of 80.1% of SequoiaNET.com. The acquisition was accounted for as a purchase. The accompanying financial statements include 100% of SequoiaNET.com's operating results for the period from April 25, 2000 to December 31, 2000, offset by the minority shareholders' interest in Sequoia's net earnings. Effective December 29, 2000, the Company acquired the remaining 19.9% of Sequoia.

Change in fiscal year. Analysts International changed its fiscal year end to December 31 from June 30, effective December 31, 2000. References to fiscal 2000 and 1999 relate to the years ended June 30, 2000 and 1999.

Unaudited consolidated statements of operations and cash flows for the twelve months ended December 31, 2000 have been included in the accompanying consolidated financial statements for comparative purposes.

Depreciation. Property and equipment is being depreciated using the straight-line method over the estimated useful lives (15 to 50 years for building and improvements and 2 to 7 years for office furniture and equipment) of the assets for financial statement purposes and accelerated methods for income tax purposes.

Financial instruments. In accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," management estimates the carrying value of long-term debt exceeds fair value by approximately $400,000 at December 31, 2000. The carrying value approximated the fair value at December 31, 2001 as a result of the amendments to move the maturity of the long term debt to June 30, 2002. The estimated fair value amount for December 31, 2000 was determined through the use of discounted cash flow analysis using interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities. All other financial instruments approximate fair value because of the short-term nature of these instruments.

Revenue recognition. The Company provides custom software design and implementation services primarily under time and material contracts. The Company records professional services revenue at contractually agreed upon rates as the services are provided. The Company grants credit without collateral to customers, a significant portion of whom are engaged in the electronics and telecommunications industries. One customer and its various divisions and operating units accounted for approximately 15%, 13%, 22% and 23% of revenue in fiscal 2001, the six month period ending December 31, 2000 and fiscal 2000 and 1999, respectively. Another customer accounted for 15%, 14%, 17% and 16% of revenue in fiscal 2001, the six month period ending December 31, 2000 and fiscal 2000 and 1999, respectively.

Comprehensive income/loss. Other comprehensive income/loss consists of unrealized losses on available-for-sale securities.

Net income per share. Basic and diluted earnings per share (EPS) are presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The difference between weighted-average common shares and average common and common equivalent shares used in computing diluted EPS is the result of outstanding stock options. Options to purchase 1,819,000, 1,792,000, 908,000 and 358,000 shares of common stock were outstanding during fiscal 2001, the six months ended December 31, 2000 and the fiscal years ended June 30, 2000 and 1999, respectively, but were excluded from the computation of common stock equivalents because they were anti-dilutive.

Cash equivalents. Temporary cash investments in money market accounts are considered to be cash equivalents.

Shares reserved. At December 31, 2001, there were approximately 29,244,000 shares reserved for issuance under the stock option plans and the shareholders' rights plan.

Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Intangible assets. Intangible assets consist of tradenames, in-place work force, customer lists and goodwill, the excess of the purchase price over the appraised fair value of assets acquired in acquisitions. Intangibles are amortized on a straight-line basis over periods of 2 to 18 years. At December 31, 2001, management assessed whether there has been a permanent impairment in the value of intangible assets and the amount of such impairment by comparing anticipated undiscounted future operating income from the applicable business unit with the carrying value of the related intangible assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, as well as the effects of demand, competition and other economic factors. No impairment was indicated at December 31, 2001.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) Nos. 141, "Business Combinations" and 142, "Goodwill and Other Intangible Assets." SFAS No. 141 was effective for all business combinations initiated after June 30, 2001, and has had no impact on the Company's financial statements. SFAS No. 142 addresses how intangible assets should be accounted for, and is effective for the Company's fiscal year beginning January 1, 2002. The Company expects to adopt SFAS No. 142 during the first quarter of fiscal year 2002. Amortization recorded during the years ended December 31, 2001 and 2000 was $3,212,000 and $2,064,000, respectively. Upon adoption of SFAS No. 142, this amortization is expected to decline significantly. As of December 31, 2001 and 2000, the Company had net goodwill and other intangible assets of approximately $45,656,000 and $49,335,000, respectively. Based on a review of the standard and preliminary impairment assessment, management believes the Company will record a goodwill impairment charge upon adoption, and the amount of such charge is likely to be significant in relation to the Company's unamortized goodwill balance. Such impairment charge will be recorded as a cumulative effect of a change in accounting principle and therefore will not impact operating income.

Accounting Pronouncements. On July 1, 2000, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". Management has reviewed the requirements of SFAS No. 133 and has determined that the Company has no free-standing or embedded derivatives. All agreements that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company's policy is not to use free-standing derivatives and not to enter into contracts with terms that cannot be designated as normal purchases or sales.

During the period ended December 31, 2000, the Company adopted Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements". The impact of the adoption of this bulletin was not material.

B. Property and Equipment

(In thousands)	December 31, 2001	December 31, 2000
Land	$ 1,917	$ 1,917
Building and improvements	20,522	18,659
Office furniture & equipment	30,716	29,989
	53,155	50,565
Accumulated depreciation	24,749	21,813
	$28,406	$28,752

C. Intangible Assets

Intangible assets consist of the following:

(In thousands)	December 31, 2001	December 31, 2000
Goodwill	$36,932	$37,369
Tradename	1,720	1,720
Workforce	1,340	1,340
Customer list	12,270	12,270
	52,262	52,699
Accumulated amortization	6,606	3,364
	$45,656	$49,335

D. Deferred Compensation

The Company has a Deferred Compensation Plan for key management employees as determined by the Board. Included in liabilities at December 31, 2001 and December 31, 2000 is $8,580,000 and $9,115,000, respectively, representing the Company's liability under the Plan. This liability is being partially funded by the purchase of life insurance and annuity contracts. Included in assets at December 31, 2001 and December 31, 2000 is $5,679,000 and $5,962,000, respectively, representing the carrying value, which approximates market value, of the annuities and insurance cash value. Deferred compensation expense for the year ended December 31, 2001, the six months ended December 31, 2000 and for fiscal years 2000 and 1999 was approximately $299,000, $1,218,000, $292,000 and $363,000, respectively.

E. Long-term Debt

In January 2000, the Company obtained a $25,000,000 bank line of credit. This line of credit was increased to $30,000,000 in December 2000. Effective December 28, 2001, this agreement was amended to reduce the line of credit to $25,000,000, amend the maturity date to June 30, 2002, and increase the interest rate to a fixed 9%. A commitment fee of .30% is charged on the unused portion of the line.

In December 1998, the Company entered into a Note Purchase Agreement whereby it sold $20,000,000 of 7% Senior Notes due December 30, 2006. During fiscal year 2001, this agreement was amended to increase the interest rate to 9%, reduce the make-whole penalty for early extinguishment, defer the $5.3 million principal payment due at December 31, 2001, require a $1.5 million principal payment on March 29, 2002 and move the maturity of the remaining note balance to June 30, 2002.

During fiscal year 2001, the credit line and Note Purchase Agreement both contained provisions requiring the maintenance of certain operating and other ratios. On a number of occasions during 2001, the Company failed to meet these requirements and sought and received amendments to the agreements. In anticipation of restructuring all of its debt, effective December 28, 2001, the Company amended both agreements to move all present and future maturities, with the exception of a $1.5 million principal payment of the Notes on March 29, 2002, to June 30, 2002 to give the Company time to effectively restructure its debt. The December 2001 amendments eliminate all previous operating covenants and replace them with required minimum earnings before income taxes, interest, depreciation and amortization (EBITDA), and net cash flow, which is defined as EBITDA less cash paid for taxes, capital expenditures, restructuring accruals, interest expenses, and principal paid on the Notes.

Subsequent to December 31, 2001, the Company has obtained a commitment from a major financial institution to extend the Company a $55.0 million line of credit secured by the assets of the Company. The commitment is for a three-year term, carries interest at either the LIBOR rate plus 3.00% or the Prime rate plus .75%. The Company expects to close this refinancing before the June 30, 2002 maturity date of its existing debt. Upon refinancing of its existing debt, the Company expects to record a pre-tax loss on early extinguishment of debt of approximately $1,000,000.

F. Stock Option Plans

The Company has five stock-based compensation plans, which are described below. The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", and has continued to apply APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company's pro forma net (loss) income and (loss) earnings per share for the year ended December 31, 2001, the six months ended December 31, 2000 and the years ended June 30, 2000 and 1999 would have been the amounts indicated below:

	Year Ended December 31,	Six Months Ended December 31,	Year Ended June 30,	
	2001	2000	2000	1999
Net (loss) income *(in thousands)*:				
As reported	$ (2,980)	$ (6,302)	$9,788	$22,733
Pro forma	(3,949)	(7,375)	8,411	22,038
Net (loss) income per share (basic):				
As reported	$ (.12)	$ (.28)	$ .43	$ 1.01
Pro forma	(.16)	(.33)	.37	.98
Net (loss) income per share (diluted):				
As reported	$ (.12)	$ (.28)	$ .43	$ 1.00
Pro forma	(.16)	(.33)	.37	.97

The fair market value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,	Six Months Ended December 31,	Year Ended June 30,	
	2001	2000	2000	1999
Expected life	5 years	5 years	5 years	5 years
Expected volatility	74%	59%	59%	53%
Expected dividend yield	0.0%	3.0%	2.0%	1.0%
Risk-free interest rate	6.0%	8.0%	8.0%	7.0%

The weighted average fair value of options granted during the year ended December 31, 2001, the six-month period ended December 31, 2000 and the years ended June 30, 2000 and 1999 was $2.23, $1.91, $4.42 and $6.15, respectively.

The Company has options outstanding under five option plans, four of which remain active. Under the 1994 Stock Option Plan, the Company may grant options to its employees for up to 1,200,000 shares of common stock. Under the 1996 Stock Option Plan for Non-Employee Directors, the Company may grant options to its non-employee directors for up to 240,000 shares of common stock. Under the 1996 Non-Employee Directors Plan, options to purchase 6,000 shares are automatically granted on January 3 of each year to each eligible non-employee director. Under the 1999 Stock Option Plan, the Company may grant options to its employees for up to 1,000,000 shares of common stock. Under the 2000 Stock Option Plan, the Company may grant non-qualified options to its employees for up to 225,000 shares of common stock. Under all plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is generally 10 years. Options are generally exercisable at 25% annually beginning one year after date of grant.

A summary of the status of the Company's stock option plans as of December 31, 2001, December 31, 2000, June 30, 2000 and June 30, 1999 and changes during the periods ending on those dates is presented below:

	Shares	Weighted-Average Exercise Price
Outstanding at June 30, 1998	889,760	$14.58
Granted	228,223	$16.45
Exercised	(101,189)	8.62
Expired	(11,135)	16.10
Outstanding at June 30, 1999	1,005,659	$15.58
Granted	721,532	$10.71
Exercised	(87,932)	7.48
Expired	(80,110)	11.69
Outstanding at June 30, 2000	1,559,149	$14.09
Granted	304,330	3.53
Exercised	—	—
Expired	(71,382)	13.15
Outstanding at December 31, 2000	1,792,097	12.34
Granted	520,250	4.37
Exercised	(1,719)	3.19
Expired	(491,574)	12.55
Outstanding at December 31, 2001	1,819,054	10.01

Shares available for future grant at December 31, 2001 and 2000 were 704,692 and 733,368, respectively.

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$3.19 - $3.94	259,891	8.98	$ 3.33	159,616	$ 3.21
$4.40 -$8.44	517,150	9.42	$ 4.53	9,500	$ 6.12
$9.44 -$11.06	553,050	8.18	$10.18	162,777	$10.30
$11.38 -$34.94	488,963	6.57	$19.17	324,736	$20.59
$3.19 - $34.94	1,819,054	8.21	$10.01	656,629	$ 13.61

G. Shareholders' Rights Plan

On June 15, 1989, the Board of Directors adopted a common stock shareholders' rights plan. Under this plan, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock and stock options granted and available for grant. The Board of Directors amended the plan on April 29, 1996 and April 16, 1998. The rights, which expire on April 16, 2008, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from the Company one share of common stock at a price of $160.00, subject to certain adjustments. The rights will become exercisable after a person or group acquires beneficial ownership of 15% or more (or as low as 10% as the Board of Directors may determine) of the Company's common stock or after a person or group announces an offer, the consummation of which would result in such person or group owning 15% or more of the common stock.

If the Company is acquired at any time after the rights become exercisable, the rights will be adjusted so as to entitle a holder to purchase a number of shares of common stock of the acquiring company at one-half of their market value. If any person or group acquires beneficial ownership of 15% or more of the Company's shares, the rights will be adjusted so as to entitle a holder (other than such person or group whose rights become void) to purchase a number of shares of common stock of Analysts International Corporation at one-half of their market value or the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one common share per right (subject to adjustment).

At any time prior to an acquisition by a person or group of beneficial ownership of 15% or more of the Company's shares, the Board of Directors may redeem the rights at $.01 per right.

H. Income Taxes

The provision for income tax expense (benefit) was as follows:

	Year Ended December 31,	Six Months Ended December 31,	Year Ended June 30,	
(In thousands)	2001	2000	2000	1999
Currently (receivable) payable:				
Federal	$(2,075)	$ (808)	$4,363	$12,648
State	(393)	(206)	783	2,323
	$(2,468)	(1,014)	5,146	14,971
Deferred:				
Federal	3,403	(2,426)	394	(348)
State	424	(457)	116	(88)
	3,827	(2,883)	510	(436)
Valuation allowance on deferred tax asset	(1,143)	0	0	0
	2,684	(2,883)	510	(436)
Total:	$ 216	$(3,897)	$5,656	$14,535

Net deferred tax assets are comprised of the following:

	December 31,	
(In thousands)	2001	2000
Deferred compensation	$3,346	$3,555
Accrued vacation and compensatory time	888	1,272
Accrued reorganization costs	1,042	2,427
Self-insured health care reserves	702	858
Investment market valuation allowance	64	—
Allowance for doubtful accounts	456	820
Depreciation	(86)	(55)
Capital Loss Carryforward	1,143	—
Other	155	152
Deferred tax assets	7,710	9,029
Other	(469)	(457)
Valuation allowance	(1,143)	—
Deferred tax liabilities	(1,612)	(457)
Net deferred tax assets	$6,098	$8,572
Whereof:		
Current	$2,392	$3,599
Noncurrent	3,706	4,973
	$6,098	$8,572

The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax (loss) income as a result of the following differences:

	Year Ended December 31,	Six Months Ended December 31,	Year Ended June 30,	
(In thousands)	2001	2000	2000	1999
Income tax (benefit) at statutory federal rate	$ (965)	$(3,477)	$5,445	$13,044
State and local taxes, net of federal benefit	(107)	(431)	585	1,453
Valuation allowance for deferred tax asset	1,143			
Other	145	11	(374)	38
Total tax provision	$ 216	$(3,897)	$5,656	$ 14,535

I. Commitments

At December 31, 2001 aggregate net minimum rental commitments under noncancelable operating leases having an initial or remaining term of more than one year are payable as follows:

(In thousands)

Year ending December 31,	2002	$ 6,117
	2003	5,475
	2004	3,958
	2005	3,533
	2006	2,293
	Later	2,485
Total minimum obligation		$ 23,861

Rent expense, primarily for office facilities, for the year ended December 31, 2001, the six months ended December 31, 2000 and the years ended June 30, 2000 and 1999 was $5,570,000, $2,928,000, $5,761,000 and $5,879,000, respectively.

The Company has compensation arrangements with its corporate officers and certain other employees which provide for certain payments in the event of a change of control of the Company.

The Company also sponsors a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 15% of their pretax earnings, subject to IRS maximum contribution amounts. The Company makes matching contributions to the plan up to a specified percentage. The Company's contributions vest after the employee has completed five years of service and for the year ended December 31, 2001, the six months ended December 31, 2000 and the years ended June 30, 2000 and 1999 amounted to approximately $1,208,000; $492,000, $1,389,000 and $1,439,000, respectively.

J. Business Acquisitions

On April 25, 2000, the Company purchased an 80.1% interest in SequoiaNET.com for $43.5 million. To complete the transaction the Company utilized $30.5 million of its cash balances and drew down $13.0 million on its line of credit. Effective December 29, 2000, the Company purchased the remaining 19.9% of SequoiaNET.com in exchange for common stock valued at $6,069,000 and $3,323,000 of notes payable. SequoiaNET.com provides network installation and support services and other eBusiness services. SequoiaNET.com reported $57.7 million in revenues with pretax profits of $3.8 million for the year ended December 31, 1999. The purchase of SequoiaNET.com has been accounted for under the purchase method of accounting. Accordingly, the assets acquired, including customer and employee-based intangibles, are recorded at their fair values at the date of acquisition and amortized on a straight-line basis over periods ranging from 3 to 18 years.

The following represents the pro forma operating results for the Company assuming the acquisition of 100% of Sequoia NET.com had occurred on July 1, 1998:

	Six Months Ended December 31,		Year Ended June 30,			
	2000		2000		1999	
(In thousands except for per share amounts	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Total revenues	$226,706	$226,706	$558,731	$608,029	$620,156	$672,217
Net (loss) income	(6,302)	(6,273)	9,788	9,975	22,733	20,154
(Loss) income per share (diluted)	(.28)	(.26)	.43	.41	1.00	.83

On November 6, 1998, the Company acquired specific assets and assumed certain liabilities of Enterprise Solutions, Inc., a Minneapolis, Minnesota-based provider of software services. On February 26, 1999, the Company acquired all of the assets of Real World Training Systems LLC, a Phoenix, Arizona-based provider of software services. The amount paid in connection with these purchases was approximately $4.2 million which was paid with internal funds. These acquisitions were accounted for under the purchase method of accounting. Accordingly, the assets acquired, primarily accounts receivable and property and equipment, were recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired was recorded as goodwill and is being amortized on a straight-line basis over periods of 3 to 12 years.

K. Restructuring Charge

In December 2000, the Company recorded a restructuring charge of $7.0 million. Of this charge, $2.6 million related to workforce reductions of approximately 120 employees (primarily non-billable staff). In addition, the Company has consolidated its six regions to four and its 45 branch and field locations to 15 district sales offices. While the Company maintains a presence in most of the 30 locations which were not converted to district sales offices, the need for office space in these locations has declined. As a result, the Company has established a reserve of $4.4 million to cover lease termination and abandonment costs (net of sublease income) including an amount for assets to be disposed of in conjunction with this consolidation.

A summary of the restructuring charge is as follows:

(In thousands)	Workforce Reduction	Office Closure/ Consolidation	Total
Restructuring charge	$2,600	$4,400	$7,000
Cash expenditures	396	—	396
Non-cash charges	—	56	56
Balance at December 31, 2000	$2,204	$4,344	$6,548
Cash expenditures	2,180	1,517	3,697
Non-cash charges	—	197	197
Balance at December 31, 2001	$ 24	$2,630	$2,654

During the second quarter of fiscal 2001, in response to a weakening real estate market, and to better manage its resources, the Company chose not to pay substantial lump sum fees to terminate many of its leases. Instead, the Company has abandoned and is attempting to sublease these spaces. As a result of this change, the Company has reclassified $1.4 million of the Office Closure/Consolidation reserve to a long-term liability.

Independent Auditors' Report

Shareholders and Board of Directors
Analysts International Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Analysts International Corporation and its subsidiaries (the Company) as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2001, the six-month period ended December 31, 2000 and each of the two years in the period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the year ended December 31, 2001, the six-month period ended December 31, 2000 and each of the two years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Minneapolis, Minnesota
February 27, 2002 (March 18, 2002 as to the last paragraph of Note E)

Report of Management

The consolidated financial statements of Analysts International Corporation published in this report were prepared by company management, which is responsible for their integrity and objectivity. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America applying certain estimates and judgments as required. The financial information elsewhere in this report is consistent with the statements.

Analysts International maintains internal controls adequate to provide reasonable assurance its transactions are appropriately recorded and reported, its assets are protected and its established policies are followed. The structure is enforced by written policies and procedures, internal audit activities and a qualified financial staff.

Our independent auditors, Deloitte & Touche LLP, provide an objective independent review by audit of Analysts International's consolidated financial statements and issuance of a report thereon. Their audit is conducted in accordance with auditing standards generally accepted in the United States of America.

The Audit Committee of the Board of Directors, comprised solely of outside directors, meets with the independent auditors and representatives from management to appraise the adequacy and effectiveness of the audit functions, internal controls and quality of our financial accounting and reporting.

Frederick W. Lang
Chairman and Chief Executive Officer

Marti R. Charpentier
Vice President, Finance and Treasurer

Stock Data

	Market Range			Dividend
Fiscal Year Ended December 31, 2001	High	Low	Close	Declared
Fourth Quarter	$ 4.35	$2.43	$ 4.13	$.00
Third Quarter	5.50	2.67	5.08	.00
Second Quarter	7.00	3.81	5.46	.01
First Quarter	7.88	3.63	7.13	.03
Transition Period Ended December 31, 2000				
Second Quarter	$ 6.94	$ 3.19	$ 3.81	$.06
First Quarter	9.88	6.88	7.22	.10
Fiscal Year Ended June 30, 2000				
Fourth Quarter	$12.94	$ 7.75	$ 11.13	$ .10
Third Quarter	15.50	9.38	12.88	.10
Second Quarter	12.94	8.63	12.50	.10
First Quarter	15.94	9.88	14.13	.10

The Company's common shares are traded on The Nasdaq Stock Market® under the symbol ANLY. As of March 8, 2002, there were approximately 1,300 shareholders of record and approximately 7,500 shareholders for whom securities firms act as nominees. The above table sets forth for the periods indicated the market prices for the Company's Common Stock as reported by Nasdaq and dividends declared for each quarterly period.

The Board of Directors had adopted a policy of declaring regular quarterly dividends subject to favorable earnings, cash flow and the Company's debt agreement obligations. During the quarter ended September 30, 2001, the Board elected to suspend the quarterly dividend to retain capital. There can be no assurance the Company will be able to reinstate a dividend paying policy.

Sales of Unregistered Securities

On December 29, 2000, the Company acquired the 19.9% of SequoiaNET.com it previously did not own in a business combination accounted for as a purchase. The Company issued 1,588,000 shares of its common stock, having an aggregate value of $6.1 million, to the former shareholders of SequoiaNET.com. In addition, the Company exchanged 386,216 options to purchase common stock of SequoiaNET.com for 193,108 non-qualified options to purchase common stock of the Company. These shares were not registered under the Securities Act of 1933. The unregistered shares were issued in reliance upon Section 4(2) of the Securities Act of 1933, as amended, as a sale by the Company not involving a public offering. No underwriters were involved with such issuance of common stock.

Five Year Financial Summary

(Dollars in thousands except for per share amounts)	Fiscal Year 2001	Six Months Ended December 31 2000	Fiscal Year 2000	1999	1998	1997*
Professional services revenues:						
Provided directly	$411,387	$226,706	$420,140	$480,790	$454,339	$344,790
Provided through subsuppliers	140,340	61,634	138,591	139,366	133,072	94,756
Total revenues	551,727	288,340	558,731	620,156	587,411	439,546
Salaries, contracted services and direct charges	457,706	235,238	452,334	486,816	457,318	340,483
Amortization of goodwill and other intangible assets	3,212	1,370	1,025	415	277	277
Restructuring charges	—	7,000	—	—	—	—
Non-operating income	247	68	1,452	1,408	1,299	1,045
Loss on investment	3,012	—	—	—	—	—
Interest expense	2,899	1,494	1,584	178	—	—
(Loss) income before income taxes and minority interest	(2,764)	(9,933)	15,557	37,268	37,687	27,210
Income taxes (benefit) and minority interest	216	(3,631)	5,769	14,535	15,077	10,829
Net (loss) income	(2,980)	(6,302)	9,788	22,733	22,610	16,381
Total assets	192,884	201,729	192,144	186,216	132,661	105,370
Long-term liabilities	7,588	45,615	41,739	27,534	7,171	6,444
Shareholders' equity	91,083	95,083	99,053	98,014	82,994	66,104
Per share data:						
Net (loss) income (basic)	(.12)	(.28)	.43	1.01	1.01	.74
Net (loss) income (diluted)	(.12)	(.28)	.43	1.00	.99	.73
Cash dividends	.10	.20	.40	.40	.31	.24
Shareholders' equity	3.76	3.93	4.38	4.35	3.70	2.97
Average common shares outstanding	24,196,000	22,624,000	22,583,000	22,524,000	22,376,000	22,095,000
Average common and common equivalent shares outstanding	24,196,000	22,624,000	22,624,000	22,732,000	22,829,000	22,544,000
Number of personnel	3,800	4,750	4,800	4,900	5,300	4,650

*Per share data and average shares outstanding were restated for the effect of the 3-for-2 common stock split in the form of a 50% stock dividend paid December 3, 1997.

We changed our fiscal year end to December 31 from June 30, effective December 31, 2000. Accordingly, we have presented financial information for the six months ended December 31, 2000 (the transition period).

Quarterly Revenues and Income

The following table sets forth certain statements of operations data for each of the quarters indicated below, and in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof.

(Dollars in thousands except for per share amounts)	Quarter Ended March 31	Quarter Ended June 30	Quarter Ended September 30	Quarter Ended December 31	Total
Fiscal 2001					
Total revenues	$144,440	$145,793	$136,996	$124,498	$ 551,727
Income (loss) before income taxes	1,243	606	52	(4,665)	(2,764)
Income taxes (benefit)	472	233	20	(509)	216
Net income (loss)	771	373	32	(4,156)	(2,980)
Net income (loss) per share (basic)	.03	.02	.00	(.17)	(.12)
Net income (loss) per share (diluted)	.03	.02	.00	(.17)	(.12)

	Quarter Ended September 30	Quarter Ended December 31	Quarter Ended March 31	Quarter Ended June 30	Total
Six Months Ended December 31, 2000					
Total revenues	$ 148,571	$139,769	N/A	N/A	$288,340
Income (loss) before income taxes and minority interest	3,064	(12,997)	N/A	N/A	(9,933)
Income taxes (benefit) and minority interest	1,359	(4,990)	N/A	N/A	(3,631)
Net income (loss)	1,705	(8,007)	N/A	N/A	(6,302)
Net income (loss) per share (basic)	.08	(.35)	N/A	N/A	(.28)
Net income (loss) per share (diluted)	.08	(.35)	N/A	N/A	(.28)
Fiscal 2000					
Total revenues	$149,045	$138,869	$132,455	$138,362	$ 558,731
Income before income taxes and minority interest	6,190	3,828	2,803	2,736	15,557
Income taxes and minority interest	2,414	1,494	1,073	788	5,769
Net income	3,776	2,334	1,730	1,948	9,788
Net income per share (basic)	.17	.10	.08	.09	.43
Net income per share (diluted)	.17	.10	.08	.09	.43
Fiscal 1999					
Total revenues	$158,464	$152,986	$ 154,128	$154,578	$ 620,156
Income before income taxes	10,193	8,136	9,357	9,582	37,268
Income taxes	4,067	3,175	3,652	3,641	14,535
Net income	6,126	4,961	5,705	5,941	22,733
Net income per share (basic)	.27	.22	.26	.26	1.01
Net income per share (diluted)	.27	.22	.25	.26	1.00

Corporate Information

Board of Directors

Frederick W. Lang
Chairman and
Chief Executive Officer

Michael J. LaVelle
President and
Chief Operating Officer

John D. Bamberger
Senior Vice President, Sales
and Operations

Willis K. Drake
Retired Chairman of the Board
Data Card Corporation

Margaret A. Loftus
Principal
Loftus Brown-Wescott, Inc.

Edward M. Mahoney
Retired Chairman and
Chief Executive Officer
Fortis Investors, Inc. and
Fortis Advisers, Inc.

Robb L. Prince
Retired Vice President
and Treasurer
Jostens, Inc.

Officers

Frederick W. Lang
Chairman and
Chief Executive Officer

Michael J. LaVelle
President and
Chief Operating Officer

Sarah P. Spiess
Executive Vice President

Paulette M. Quist
Senior Vice President,
National Business Practices

John D. Bamberger
Senior Vice President,
Sales and Operations

Colleen M. Davenport
Secretary and General Counsel

Charles E. Jones
Assistant Secretary and
Associate General Counsel

Marti R. Charpentier
Vice President,
Finance and Treasurer

David J. Steichen
Controller and Assistant Treasurer

10-K Available

A copy of the Company's 2001 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to security holders without charge upon request to the Treasurer at: Analysts International Corporation, 3601 West 76th Street, Minneapolis, Minnesota 55435-3000.

Stock Transfer Agent

EquiServe Trust Company, N.A.
P.O. Box 43011
Providence, Rhode Island 02940-3011
Shareholder Inquiries:
800-426-5523
http://www.equiserve.com

Independent Auditors

Deloitte & Touche LLP
Minneapolis, Minnesota

Quarterly Reports

Analysts International Corporation mails quarterly earnings releases to registered shareholders.

World Wide Web Address

www.analysts.com

ANALYSTS
INTERNATIONAL®

Analysts International Corporation
3601 West 76th Street
Minneapolis, Minnesota 55435-3000

Telephone: 952 835-5900
www.analysts.com